Epsilon Corp.

7950 NW 53rd St., Suite 337

Miami, FL 33166

Tel: (786) 228-5772

Fax: (866) 480-9591

May 3, 2012

By Edgar

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Washington DC, 20549

Re:	Epsilon Corp.
Registration Statement on Form S-1
Originally Filed February 3, 2012
File No. 333-9321

Dear Mrs. Jacobs:

Epsilon Corp. acknowledges receipt of the letter dated April 30, 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). We have amended our Registration Statement on Form S-1 (the "Third Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is a response to the Staff’s comment.

We appreciate the Staff's comment as well as the opportunity this process provides to improve the content of our SEC filings. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Prospectus Cover Page

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

Describe how and when a company may lose emerging growth company status; and

Your election under Section 107(b) of the Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Include a similar statement in your critical accounting policy disclosures in MD&A.

Response: Revised. We have revised the disclosure on the Cover Page and the critical accounting policy section in the MD&A to reflect the concerns of the Staff. Please see the Third Amended Draft.

Risk Factors

2.	We note your response to prior comment 3; however, the definition of a shell company under Rule 405 of the Securities Act includes companies with nominal operations and assets consisting of cash and cash equivalents and nominal other assets. Given that your business is primarily prospective and that your assets as of December 31, 2011 consist solely of cash and cash equivalents, you may be considered a shell company, which restricts the ability to rely on Securities Act Rule 144, even after you cease being a shell. You should therefore include a risk factor in accordance with our comment.

Response: Revised. We have included a risk factor to highlight the Staff’s concerns. Please see the Third Amended Draft.

State Securities Laws May Limit…, page 9

3.	Regarding your revisions in response to prior comment 2, please tell us the meaning of the last sentence in this paragraph. It is unclear how filing a Form 8-A affects your eligibility to terminate the registration of your stock under the Exchange Act.

Response: Revised. Please see the Third Amended Draft.

Though We Intend to File…, page 12

4.	Please revise the third sentence of this risk factor to clarify your reporting obligations under Exchange Act Section 15(d). You should note that under Section 15(d), you have a reporting obligation during the fiscal year that your registration statement became effective.

Response: Revised. Please see the Third Amended Draft.

Business Development, page 21

5.	The section of Note 1 to the financial statements that describes your business continues to indicate that your business plan “is to launch an on-line social network for startups in the high tech industry.” We therefore reissue prior comment 5 requesting that you reconcile the disclosure with your Business Development section.

Response: Revised. Please see the Third Amended Draft.

* * *

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

/s/

Mr. David Schwartz

President

VIA EDGAR

cc: Gabriel Eckstein, Staff Attorney, Securities and Exchange Commission, Division of Corporation Finance – Edgar